 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-229189
SUPPLEMENT NO. 1 DATED FEBRUARY 14, 2019
TO THE PROXY STATEMENT/PROSPECTUS DATED JANUARY 31, 2019
SUPPLEMENT
TO
PROXY STATEMENT/PROSPECTUS
The following supplements the proxy statement/prospectus dated January 31, 2019 (the “Proxy Statement/Prospectus”), and should be read in conjunction with the Proxy Statement/Prospectus and its annexes. All page references in the information provided below refer to those page numbers in the Proxy Statement/Prospectus and all capitalized terms used but not defined in this supplement to Proxy Statement/Prospectus (this “Supplement”) shall have the meanings set forth in the Proxy Statement/Prospectus. To the extent information in this Supplement differs from, updates or conflicts with information contained in the Proxy Statement/Prospectus, the information in this Supplement is the more current information.
The purpose of this Supplement is to disclose certain agreements and transactions in connection with the Business Combination pursuant to which:
i.
An aggregate of  $43,036,310 previously payable in cash purchase price at the closing of the Business Combination to certain shareholders of Targets (as defined below) is now payable in shares of capital stock of New GTY or Questica Exchangeco on the terms and conditions described below;

ii.
Certain institutional investors entered into subscription agreements to purchase an aggregate of 6,245,681 Class A ordinary shares of the Company, par value $0.0001 per share (“Class A Shares”), at a price of $10.00 per share, or an aggregate cash purchase price of $62,456,810 on the terms and conditions described below; and

iii.
Certain institutional investors entered into agreements pursuant to which an aggregate of 1,500,000 Class A Shares (and the Company expects an additional institutional investor to enter into an agreement pursuant to which 1,554,631 Class A Shares (which amount may be increased by 388,590 shares)) will not be redeemed in connection with the Business Combination.

As a result of the foregoing, the PIPE Proceeds (as defined below) and the amount of cash presently available in the trust account, net of redemptions, the Company expects that all conditions to the closing of the Business Combination will be satisfied or waived as of the closing.
Revised Transaction Documents
On February 12, 2019, the Company and CityBase entered into an amendment to the CityBase Agreement (the “CityBase Amendment”) pursuant to which the amount of cash payable at closing to all CityBase shareholders was reduced by an aggregate amount of  $25 million and, in lieu of receiving cash, each CityBase shareholder has the right to receive, at its option, either (i) common stock of New GTY subject to a one-year lockup period or (ii) common stock of New GTY which is redeemable at any time, in the sole discretion of New GTY, for a promissory note bearing interest equal to 8% per annum in the first year after issuance and 10.0% per annum thereafter (subject to an increase of 1% for each additional 6 months that has elapsed without full payment of such note(s)) (the “CityBase Redeemable Shares”).
On February 13, 2019, the Company entered into agreements with certain eCivis shareholders (the “eCivis Shareholder Agreements”) whereby such shareholders waived their rights under the eCivis Agreement to receive $7,036,310 in cash at the closing of the Business Combination and, in consideration therefor, agreed to receive 703,631 common shares of New GTY (the “eCivis Redeemable Shares”), which such shares are redeemable at any time in the sole discretion of New GTY for an amount of cash equal to the 30-day volume weighted average price (“VWAP”) on the applicable date of redemption (the “Redemption Price”) plus an amount equal to (i) 5% of the Redemption Price multiplied by (ii) a fraction, the numerator of which is the number of days that have elapsed since the closing of the Business Combination and the denominator of which is 365. The agreements also provide that for every eCivis Redeemable Share redeemed, New GTY will redeem 0.4 additional shares of common stock of New GTY held by the holder of the eCivis Redeemable Share. Additionally, if the eCivis Redeemable Shares are not earlier redeemed, New GTY will issue to the holder of eCivis Redeemable Shares on each of the first and second anniversaries of the closing of the Business Combination, a number of shares of common stock of New GTY equal to 40% of the (i) the dollar amount equal to (A) the number of eCivis Redeemable Shares that have not been redeemed on such anniversary multiplied by (B) $10.00 divided by (ii) the VWAP as of such anniversary. The eCivis Redeemable Shares are subject to a 90-day lock-up period.
On February 12, 2019, the Company entered into agreements with certain shareholders of Open Counter (the “Open Counter Shareholder Agreements”) whereby such shareholders waived their right pursuant to the Open Counter Agreement to receive an aggregate of  $1,000,000 in cash payments at the closing of the Business Combination and, in consideration therefor, agreed to receive 100,000 shares of New GTY common stock which consists of New GTY common stock which shall be redeemable at any time within seven days of the closing of the Business Combination in the sole discretion of New GTY for a promissory note bearing interest equal to 8% per annum in the first month after issuance and 10.0% per annum thereafter (subject to an increase of 1% for each additional 6 months that elapse without full payment of such note(s)). Interest on the promissory note shall be payable semi-annually in cash.
On February 12, 2019, the Company entered into an agreement with a Questica shareholder (the “Questica Shareholder Agreement”) whereby such shareholder waived his right pursuant to the Questica Agreement to receive $5,000,000 in cash payments at the closing of the Business Combination and, in consideration therefor, agreed to receive 500,000 shares of a new class of shares of Questica Exchangeco which may be redeemable at the sole discretion of Questica Exchangeco at any time for the initial redemption price, plus accrued and unpaid dividends. The Questica Exchangeco shares will entitle the shareholder to a dividend of 5.0% per annum for the first sixty days following the closing of the Business Combination (the “Base Dividend”); provided, however, that if the shares have not been redeemed as of the 61st day following the Business Combination, the Base Dividend shall increase to 10.0% per annum, compounding quarterly. Following the 61st day after the Business Combination, the Questica shareholder may, at any time, retract the Questica Exchangeco shares for an amount of New GTY common stock equal to $5,000,000, plus all accrued and unpaid dividends, divided by the lessor of  (i) ten dollars ($10.00) and (ii) the 5-Day VWAP, calculated as of the date of the retraction. In the event that the Company seeks to redeem the new class of shares of Questica Exchangeco after the 61st day following the Closing, the holders of those shares of Questica Exchangeco may, at their election, exercise their retraction rights instead. The 500,000 shares of Questica Exchangeco are subject to a six-month lock-up period.
On February 12, 2019, the Company entered into an agreement with a Sherpa shareholder (the “Sherpa Shareholder Agreement”) whereby such shareholder waived his right under the Sherpa Agreement to receive $1,000,000 in cash payments at the closing of the Business Combination and, in consideration therefor, agreed to receive 100,000 shares of Common Stock of New GTY which are redeemable at any time in the sole discretion of New GTY for a promissory note bearing interest equal to 5.5% per annum in the first year subsequent to issuance and 8.0% per annum thereafter.
The foregoing updates the disclosures in the section entitled “Summary of the Proxy Statement/Prospectus — Summary of the Transaction Documents” on pages 23 – 29 and any other applicable section of the Proxy Statement/Prospectus.
Subscription Agreements
Since the date of the Proxy Statement/Prospectus, the Company has entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors (the “Investors”), pursuant to which such Investors have agreed to purchase, immediately prior to the closing of the Business Combination, an aggregate of 6,245,681 Class A ordinary shares of the Company at a price of   $10.00 per share, or an aggregate cash purchase price of  $62,456,810, subject to certain conditions, including all conditions precedent to the closing of the Business Combination having been satisfied or waived, in a private placement. Together with the Subscriptions Agreements disclosed in the Proxy Statement/Prospectus, the aggregate number of Class A ordinary shares to be sold by the Company to Investors at the closing of the Business Combination in a private placement is 12,901,919, for an aggregate purchase price of  $129,019,190 (the “PIPE Proceeds”).

In connection with the Subscription Agreements, the Sponsor will surrender to the Company for cancellation at no cost 97,500 Class B ordinary shares of the Company and the Company will issue 97,500 Class A Shares in the aggregate to certain of such Investors in consideration of their subscriptions. All of the Class A Shares issuable to the Investors pursuant to the Subscription Agreements will be converted into shares of common stock of New GTY in connection with the Business Combination. In addition, the Sponsor will sell 500,000 private placement warrants of the Company to certain of the Investors for an aggregate purchase price of  $250,000.
Pursuant to one such Subscription Agreement, so long as First Data Corporation (“First Data”) owns 750,000 shares of New GTY common stock, as such number may be adjusted to account for reorganization, stock reclassification, recapitalization or split, exchange of shares or similar transactions, First Data shall have the right to designate one individual, meeting the criteria of independent director under Nasdaq, to be nominated to serve on the Company’s Board of Directors and who shall be included in the slate of directors recommended by the Board to the stockholders for election, at any meeting for the election of directors.
Pursuant to another such Subscription Agreement, the shares of New GTY that Michael Duffy, the Chief Executive Officer of CityBase, will be entitled to receive in connection with the consummation of the Business Combination will have the same terms as the CityBase Redeemable Shares.
The foregoing updates the disclosures in the section entitled “Summary of the Proxy Statement/Prospectus — Private Placement” on page 30 as well as any other applicable section of the Proxy Statement/Prospectus.
Agreements and Arrangements with Certain Institutional Investors
On February 13, 2019, the Company, the Sponsor, William D. Green, Joseph M. Tucci and Harry L. You (Messrs. Green, Tucci and You, collectively, the “Founders”) entered into agreements and arrangements with certain institutional investors pursuant to which a total of 1,500,000 Class A Shares will not be redeemed in connection with the Business Combination. An aggregate of 500,000 of such shares are subject to a lock-up pursuant to which such shares may not be transferred until the 91st day following the closing of the Business Combination without the consent of the Company and the Founders, and the holder of such shares is entitled to put such shares to the Sponsor and the Founders following the lock-up period for a purchase price equal to the price at which the Company redeems Class A Shares in connection with the Business Combination (the “redemption price”), payment of which purchase price is guaranteed by the Company, and to receive from the Company a cash payment, if and to the extent necessary, but not to exceed $250,000, in order to provide such shareholder with at least a 5% return on such shares above the redemption price. With respect to 1,000,000 of such shares, the Company engaged a broker-dealer to facilitate the purchase of such shares by an institutional investor prior to the closing of the Business Combination for $9.90 per share and agreed to pay such broker-dealer an amount in cash equal to the difference between the redemption price and $9.90. In addition, the Sponsor and the Founders expect to enter into agreements prior to the closing of the Business Combination pursuant to which they will be obligated to reimburse the holder of 1,554,361 Class A Shares that are not redeemed in connection with the Business Combination (which amount may be increased by 388,590 shares) for losses that may be incurred upon the sale of such shares within a specified period following the closing, up to an agreed-upon limit, and the Company expects to be required to guarantee such reimbursement obligation.
The foregoing updates the disclosures in the section entitled “Summary of the Proxy Statement/Prospectus — Private Placement” on page 30 as well as any other applicable section of the Proxy Statement/Prospectus.
The Stock Issuance Proposal, pages 107-108
As described in the Proxy Statement/Prospectus, the Company’s shareholders will be asked to consider and vote upon a proposal to approve by ordinary resolution, assuming the GTY merger proposal, business combination proposal and the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable listing rules of The Nasdaq Stock Market (“Nasdaq”), the issuance of shares of New GTY common stock to the Bonfire Holders, the CityBase Holders, the eCivis

Holders, the Open Counter Holders, the Questica Holders and the Sherpa Holders, PIPE investors and any Additional PIPE investors, in each case as described in the accompanying proxy statement/prospectus, as it may be amended, revised or supplemented from time to time (we refer to this proposal as the “stock issuance proposal”).
In addition to the share issuances disclosed in the Proxy Statement/Prospectus, additional shares will be issued pursuant to the agreements and arrangements described above in the sections entitled “Revised Transaction Documents” and “Subscription Agreements.” Accordingly, we are also seeking shareholder approval of the issuance of such additional shares.
Adjournment of Meetings
As a result of the agreements and arrangements described above, the PIPE Proceeds and the amount of cash presently available in the trust account, net of redemptions, the Company expects that all conditions to the closing of the Business Combination will be satisfied or waived as of the closing. As previously disclosed, the Company convened the Extraordinary Meeting of Shareholders and Extraordinary Meeting of Warrant Holders on February 13, 2019 at 1:30 p.m. Eastern Time and 1:45 p.m. Eastern Time, respectively, and adjourned such Extraordinary Meetings without conducting any business until 4:00 p.m. Eastern Time and 4:15 p.m. Eastern Time, respectively, on February 14, 2019 and expects to consummate the Business Combination on or before February 15, 2019. This adjournment is intended to give the Company’s shareholders and public warrant holders additional time to consider the agreements and arrangements described hereunder. The Company has extended the deadline for holders of its Class A Shares to submit such shares for redemption in connection with the Business Combination until 4:00 p.m. Eastern Time on February 14, 2019.
If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the Extraordinary Meetings. If your warrants or shares are held in “street name” you may revoke any prior vote or proxy by following the telephone and/or Internet voting procedures provided to you by your bank or broker until 4:00 p.m. Eastern Time on February 14, 2019.